Exhibit 99.1

21Vianet Group, Inc. Reports Unaudited Second Quarter 2019 Financial Results

BEIJING, August 19, 2019 (GLOBE NEWSWIRE) — 21Vianet Group, Inc. (Nasdaq: VNET) (“21Vianet” or the “Company”), a leading carrier- and cloud-neutral Internet data center services provider in China, today announced its unaudited financial results for the second quarter ended June 30, 2019. The Company will hold a conference call at 8:00 P.M. on Monday, August 19, 2019, U.S. Eastern Time to discuss the financial results. Dial-in details are provided at the end of this release.

Second Quarter 2019 Financial Highlights

•	Net revenues increased by 7.2% year over year to RMB888.0 million (US$129.4 million).

•

Gross profit was RMB228.2 million, remaining flat year over year. Gross margin was 25.7%, compared to 27.7% in the second quarter of 2018. Adjusted cash gross profit (non-GAAP) increased by 10.9% year over year to RMB403.8 million (US$58.8 million) from RMB364.0 million. Adjusted cash gross margin expanded to 45.5% from 43.9% in the same period of 2018.

•	Adjusted EBITDA (non-GAAP) increased by 17.9% year over year to RMB260.7 million (US$38.0 million). Adjusted EBITDA margin expanded to 29.4% from 26.7% in the same period of 2018.

•	Net cash generated from operating activities was RMB127.1 million (US$18.5 million) compared to RMB111.4 million in the same period of 2018.

Second Quarter 2019 Operational Highlights

•	Hosting MRR[1] per cabinet was RMB8,663 in the second quarter of 2019 compared to RMB8,271 in the second quarter of 2018 and RMB8,788 in the first quarter of 2019.

•

Total cabinets under management was 31,111 as of June 30, 2019, compared to 29,149 as of June 30, 2018, and 30,578 as of March 31, 2019. As of June 30, 2019, the Company had 26,196 cabinets in its self-built data centers and 4,915 cabinets in its partnered data centers.

•	Utilization rate was 66.0% in the second quarter of 2019, compared to 66.2% in the first quarter of 2019.

Mr. Alvin Wang, Chief Executive Officer and President of the Company, stated, “During the second quarter, we capitalized on the growing demand for flexible IDC solutions, bolstered our resource planning initiatives, and expanded our cabinet capacity. Through constant client communication and market analysis, we upsold additional cabinet capacity and value-added services to our existing client base. Additionally, we signed a number of sizable, long-term contracts with prominent clients in the internet and finance industry, demonstrating the effectiveness of our value proposition and enduring market leadership in such high-growth industries. We believe our proven ability to partner with high-level clientele will continue to serve as a vital growth driver throughout the remainder of 2019 and beyond. On the wholesale side, we are glad to have entered into an MoU with a major public cloud provider. This project is an important milestone and testament to our ability to win wholesale customers. We are optimistic that more customers will recognize our strength and expertise in future quarters. Finally, the adjustment to our partnership with Warburg Pincus is making good progress. Both parties are pleased with the adjustment and believe it gives each other greater flexibility to seize market opportunities.”

[1]	Hosting MRR: Refers to Monthly Recurring Revenues for the hosting business.

Ms. Sharon Liu, Chief Financial Officer of the Company, commented, “Due to the increase in client orders for the second quarter of 2019, revenues increased by 7.2% year over year and adjusted EBITDA grew by 17.9% year over year. In addition, adjusted EBITDA margin increased by 2.7 percentage points to 29.4%, compared to 26.7% in the second quarter of 2018. Importantly, our active client engagement throughout the quarter allowed us to enhance our cash position while maintaining a balanced financial leverage.”

Second Quarter 2019 Financial Results

REVENUES: Net revenues increased by 7.2% to RMB888.0 million (US$129.4 million) in the second quarter of 2019 from RMB828.3 million in the same period of 2018 and increased by 1.9% from RMB871.9 million in the first quarter of 2019. The year-over-year increase was primarily attributable to the growing demand for data centers in the domestic market.

GROSS PROFIT: Gross profit was RMB228.2 million (US$33.2 million) in the second quarter of 2019, compared to RMB229.4 million in the same period of 2018 and decreased by 5.2% from RMB240.8 million in the first quarter of 2019. Gross margin was 25.7% in the second quarter of 2019 compared to 27.7% in the same period of 2018 and 27.6% in the first quarter of 2019. The year-over-year decrease was mainly due to increased depreciation cost and the sequential decrease was mainly due to higher utility cost in summer months.

ADJUSTED CASH GROSS PROFIT, which excludes depreciation, amortization, and share-based compensation expenses, increased by 10.9% to RMB403.8 million (US$58.8 million) in the second quarter of 2019 from RMB364.0 million in the same period of 2018 and decreased by 0.7% from RMB406.7 million in the first quarter of 2019. Adjusted cash gross margin expanded to 45.5% in the second quarter of 2019 from 43.9% in the same period of 2018 and decreased from 46.6% in the first quarter of 2019. The year-over-year improvement in adjusted cash gross margin was mainly attributable to decreased number of partnered cabinets.

OPERATING EXPENSES: Total operating expenses decreased by 5.5% to RMB168.2 million (US$24.5 million) in the second quarter of 2019 from RMB177.9 million in the same period of 2018 and decreased by 10.3% from RMB187.5 million in the first quarter of 2019. As a percentage of net revenues, total operating expenses reduced to 18.9% in the second quarter of 2019 from 21.5% in the same period of 2018 and 21.5% in the first quarter of 2019. The reduction of operating expenses as a percentage of net revenues was primarily due to the Company’s continuous efforts in maximizing its operating efficiency.

Sales and marketing expenses were RMB46.6 million (US$6.8 million) in the second quarter of 2019, an increase of 11.5% from RMB41.8 million in the same period of 2018 and an increase of 5.7% from RMB44.1 million in the first quarter of 2019. The increase of sales and marketing expenses was mainly attributable to increased marketing activities and higher sales commissions.

Research and development expenses were RMB18.8 million (US$2.7 million) in the second quarter of 2019 compared to RMB22.2 million in the same period of 2018 and RMB22.6 million in the first quarter of 2019.

General and administrative expenses were RMB102.3 million (US$14.9 million) in the second quarter of 2019 compared to RMB109.1 million in the same period of 2018 and RMB120.8 million in the first quarter of 2019. The decrease was mainly attributable to the Company’s continuous efforts in maximizing its operating efficiency.

ADJUSTED OPERATING EXPENSES, which exclude share-based compensation expenses and changes in the fair value of contingent purchase consideration payables, decreased by 0.4% to RMB161.3 million (US$23.5 million) in the second quarter of 2019 from RMB161.9 million in the same period of 2018 and decreased by 5.9% from RMB171.3 million in the first quarter of 2019. As a percentage of net revenues, adjusted operating expenses decreased to 18.2% in the second quarter of 2019 from 19.5% in the same period of 2018 and 19.6% in the first quarter of 2019.

ADJUSTED EBITDA: Adjusted EBITDA in the second quarter of 2019 increased by 17.9% to RMB260.7 million (US$38.0 million) from RMB221.1 million in the same period of 2018 and increased by 2.9% from RMB253.5 million in the first quarter of 2019. Adjusted EBITDA in the second quarter of 2019 excluded share-based compensation expenses of RMB7.4 million (US$1.1 million). Adjusted EBITDA margin expanded to 29.4% in the second quarter of 2019 from 26.7% in the same period of 2018 and 29.1% in the first quarter of 2019.

NET PROFIT/LOSS: Net loss attributable to ordinary shareholders in the second quarter of 2019 was RMB102.1 million (US$14.9 million) compared to RMB94.2 million in the same period of 2018 and a net profit of RMB5.6 million in the first quarter of 2019. Net loss attributable to ordinary shareholders in the second quarter of 2019 included a foreign exchange loss of RMB39.9 million (US$5.8 million) compared to RMB73.4 million in the same period of 2018 and a gain of RMB29.5 million in the first quarter of 2019, and an interest expense of RMB91.2 million (US$13.3 million) compared to RMB51.3 million in the same period of 2018 and RMB69.4 million in the first quarter of 2019.

PROFIT/LOSS PER SHARE: Basic and diluted loss per share were RMB0.15 (US$ 2 cent) in the second quarter of 2019, which represents the equivalent of RMB0.90 (US$12 cent) per American Depositary Share (“ADS”). Each ADS represents six ordinary shares. Diluted loss per share is calculated using net loss attributable to ordinary shareholders divided by the weighted average number of diluted shares outstanding.

As of June 30, 2019, the Company’s cash and cash equivalents, restricted cash, and short-term investments were RMB3.25 billion (US$473.1 million).

Net cash generated from operating activities was RMB127.1 million (US$18.5 million) in the second quarter of 2019 compared to RMB111.4 million in the same period of 2018 and RMB32.4 million in the first quarter of 2019.

Recent Development

Signing a Non-binding MoU

In August 2019, the Company signed a non-binding memorandum of understanding (the “MoU”) with a major public cloud service provider in China to provide a number of cabinets, all of which are expected to be delivered by April 2020.

JV Restructuring

The Company has recently reached an agreement with Warburg Pincus to restructure the existing partnership. Pursuant to the agreed arrangement, one of the joint ventures will distribute its assets and projects to the Company and to Princeton Digital Group (PDG), a Warburg Pincus-backed company, on a pro rata basis.

After distribution, the Company will gain 100% ownership of a project under development in the Shanghai Waigaoqiao Free Trade Zone as well as cash. The project will further increase the Company’s cabinet capacity in phases by over 6,000 cabinets. The first phase with over 2,000 cabinets is expected to be delivered in early 2020.

Financial Outlook

For the third quarter of 2019, the Company expects net revenues to be in the range of RMB950 million to RMB980 million. Adjusted EBITDA is expected to be in the range of RMB250 million to RMB270 million.

For the full year of 2019, the Company expects net revenues to be in the range of RMB3,760 million to RMB3,860 million. Adjusted EBITDA is expected to be in the range of RMB1,000 million to RMB1,100 million. The midpoints of the Company’s updated estimates imply an increase of 12% year over year in total revenues and an increase of 14% year over year in adjusted EBITDA.

The forecast reflects the Company’s current and preliminary view on the market and its operational conditions, which is subject to change.

Conference Call

The Company will hold a conference call at 8:00 P.M. on Monday, August 19, 2019, U.S. Eastern Time, or 8:00 A.M. on Tuesday, August 20, 2019, Beijing Time, to discuss the financial results.

Participants may access the call by dialing the following numbers:

United States Toll Free:	+1-866-519-4004
International:	+65-6713-5090
China Domestic:	400-620-8038
Hong Kong:	+852-3018-6771
Conference ID:	4625439

The replay will be accessible through August 27, 2019, by dialing the following numbers:

United States Toll Free:	+1-855-452-5696
International:	+61-2-8199-0299
Conference ID:	4625439

A live and archived webcast of the conference call will be available through the Company’s investor relation website at http://ir.21vianet.com.

Non-GAAP Disclosure

In evaluating its business, 21Vianet considers and uses the following non-GAAP measures defined as non-GAAP financial measures by the SEC as a supplemental measure to review and assess its operating performance: adjusted cash gross profit, adjusted cash gross margin, adjusted operating expenses, adjusted EBITDA, adjusted EBITDA margin, The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of GAAP and non-GAAP results” set forth at the end of this press release.

The non-GAAP financial measures are provided as additional information to help investors compare business trends among different reporting periods on a consistent basis and to enhance investors’ overall understanding of the Company’s current financial performance and prospects for the future. These non-GAAP financial measures should be considered in addition to results prepared in accordance with U.S. GAAP, but should not be considered a substitute for, or superior to, U.S. GAAP results. In addition, the Company’s calculation of the non-GAAP financial measures may be different from the calculation used by other companies, and therefore comparability may be limited.

Exchange Rate

This announcement contains translations of certain RMB amounts into U.S. dollars (“USD”) at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to USD were made at the rate of RMB6.8650 to US$1.00, the noon buying rate in effect on June 28, 2019, in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or USD amounts referred could be converted into USD or RMB, as the case may be, at any particular rate or at all. For analytical presentation, all percentages are calculated using the numbers presented in the financial statements contained in this earnings release.

Statement Regarding Unaudited Condensed Financial Information

The unaudited financial information set forth above is preliminary and subject to potential adjustments. Adjustments to the consolidated financial statements may be identified when audit work has been performed for the Company’s year-end audit, which could result in significant differences from this preliminary unaudited condensed financial information.

About 21Vianet

21Vianet Group, Inc. is a leading carrier- and cloud-neutral Internet data center services provider in China. 21Vianet provides hosting and related services, including IDC services, cloud services, and business VPN services to improve the reliability, security and speed of its customers’ Internet infrastructure. Customers may locate their servers and equipment in 21Vianet’s data centers and connect to China’s Internet backbone. 21Vianet operates in more than 30 cities throughout China, servicing a diversified and loyal base of nearly 5,000 hosting and related enterprise customers that span numerous industries ranging from Internet companies to government entities and blue-chip enterprises to small- to mid-sized enterprises.

Safe Harbor Statement

This announcement contains forward-looking statements. These forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, quotations from management in this announcement as well as 21Vianet’s strategic and operational plans contain forward-looking statements. 21Vianet may also make written or oral forward-looking statements in its reports filed with, or furnished to, the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about 21Vianet’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: 21Vianet’s goals and strategies; 21Vianet’s expansion plans; the expected growth of the data center services market; expectations regarding demand for, and market acceptance of, 21Vianet’s services; 21Vianet’s expectations regarding keeping and strengthening its relationships with customers; 21Vianet’s plans to invest in research and development to enhance its solution and service offerings; and general economic and business conditions in the regions where 21Vianet provides solutions and services. Further information regarding these and other risks is included in 21Vianet’s reports filed with, or furnished to, the Securities and Exchange Commission. All information provided in this press release and in the attachments is as of the date of this press release, and 21Vianet undertakes no duty to update such information, except as required under applicable law.

Investor Relations Contacts:

21Vianet Group, Inc.

Rene Jiang

+86 10 8456 2121

IR@21Vianet.com

Julia Jiang

+86 10 8456 2121

IR@21Vianet.com

ICR, Inc.

Jack Wang

+1 (646) 405-4922

IR@21Vianet.com

21VIANET GROUP, INC.

CONSOLIDATED BALANCE SHEETS

(Amount in thousands of Renminbi (“RMB”) and US dollars (“US$”))

	As of	As of
	December 31, 2018	June 30, 2019
	RMB	RMB	US$
	(Audited)	(Unaudited)	(Unaudited)
Assets
Current assets:
Cash and cash equivalents	2,358,556	2,864,359	417,241
Restricted cash	265,214	152,025	22,145
Accounts and notes receivable, net	524,305	672,573	97,971
Short-term investments	245,014	162,770	23,710
Prepaid expenses and other current assets	1,159,574	1,437,382	209,379
Amounts due from related parties	125,446	128,579	18,730

Total current assets	4,678,109	5,417,688	789,176

Non-current assets:
Property and equipment, net	4,031,242	4,073,865	593,425
Intangible assets, net	355,313	429,813	62,609
Land use rights, net	147,493	145,704	21,224
Operating lease right-of-use assets, net	—	803,016	116,972
Goodwill	989,530	989,530	144,141
Long-term investments	544,323	506,297	73,750
Amounts due from related parties	34,424	99,250	14,457
Restricted cash	37,251	69,016	10,053
Deferred tax assets	159,441	168,325	24,519
Other non-current assets	173,591	227,994	33,211

Total non-current assets	6,472,608	7,512,810	1,094,361

Total assets	11,150,717	12,930,498	1,883,537

Liabilities and Shareholders’ Equity
Current liabilities:
Short-term bank borrowings	50,000	30,000	4,370
Accounts and notes payable	389,508	392,572	57,185
Accrued expenses and other payables	659,320	586,899	85,487
Deferred revenue	57,754	44,878	6,537
Advances from customers	670,037	892,292	129,977
Income taxes payable	13,111	29,020	4,227
Amounts due to related parties	52,328	42,725	6,224
Current portion of long-term bank borrowings	75,284	73,331	10,682
Current portion of capital lease obligations	219,695	179,253	26,111
Current portion of deferred government grant	4,173	3,501	510
Operating lease liabilities - current	—	102,908	14,990

Total current liabilities	2,191,210	2,377,379	346,300

Non-current liabilities:
Long-term borrowings	112,000	96,000	13,984
Amounts due to related parties	504,478	533,869	77,767
Unrecognized tax benefits	6,677	3,952	576
Deferred tax liabilities	157,720	175,289	25,534
Non-current portion of capital lease obligations	765,993	691,110	100,672
Non-current portion of deferred government grant	11,619	8,751	1,275
Bonds payable	2,037,836	3,041,382	443,027
Operating lease liabilities - non current	—	697,233	101,563

Total non-current liabilities	3,596,323	5,247,586	764,398

Shareholders’ equity
Treasury stock	(337,683)	(337,683)	(49,189)
Ordinary shares	46	46	7
Additional paid-in capital	9,141,494	9,168,796	1,335,586
Accumulated other comprehensive gain	85,979	89,630	13,057
Statutory reserves	42,403	43,825	6,384
Accumulated deficit	(3,838,032)	(3,935,874)	(573,325)

Total 21Vianet Group, Inc. shareholders’ equity	5,094,207	5,028,740	732,520

Noncontrolling interest	268,977	276,793	40,319
Total shareholders’ equity	5,363,184	5,305,533	772,839

Total liabilities and shareholders’ equity	11,150,717	12,930,498	1,883,537

21VIANET GROUP, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(Amount in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for number of shares and per share data)

	Three months ended				Six months ended
	June 30, 2018	March 31, 2019	June 30, 2019		June 30, 2018	June 30, 2019
	RMB	RMB	RMB	US$	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Net revenues	828,317	871,859	888,020	129,355	1,629,082	1,759,879	256,355
Cost of revenues	(598,884)	(631,084)	(659,772)	(96,107)	(1,171,747)	(1,290,856)	(188,034)

Gross profit	229,433	240,775	228,248	33,248	457,335	469,023	68,321

Operating expenses
Sales and marketing	(41,816)	(44,096)	(46,626)	(6,792)	(83,048)	(90,722)	(13,215)
Research and development	(22,163)	(22,564)	(18,790)	(2,737)	(44,193)	(41,354)	(6,024)
General and administrative	(109,091)	(120,796)	(102,341)	(14,908)	(221,431)	(223,137)	(32,504)
Reversal (allowance) for doubtful debt	627	(22)	(457)	(67)	2,482	(479)	(70)
Changes in the fair value of contingent purchase consideration payables	(5,494)	—	—	—	(3,210)	—	—

Total operating expenses	(177,937)	(187,478)	(168,214)	(24,504)	(349,400)	(355,692)	(51,813)

Operating profit	51,496	53,297	60,034	8,744	107,935	113,331	16,508
Interest income	8,961	11,851	12,389	1,805	17,488	24,240	3,531
Interest expense	(51,328)	(69,442)	(91,202)	(13,285)	(102,870)	(160,644)	(23,400)
Gain on deconsolidation of subsidiaries	4,843	—	—	—	4,843	—	—
Other income	20,386	3,075	8,958	1,305	42,547	12,033	1,753
Other expense	(565)	(58)	(4,177)	(608)	(2,091)	(4,235)	(617)
Foreign exchange (loss) gain	(73,360)	29,538	(39,853)	(5,805)	(28,519)	(10,315)	(1,503)
Loss on debt extinguishment	—	—	(17,804)	(2,593)	—	(17,804)	(2,593)

(Loss) gain before income taxes and loss from equity method investments	(39,567)	28,261	(71,655)	(10,437)	39,333	(43,394)	(6,321)
Income tax expenses	(44,305)	(10,741)	(9,343)	(1,361)	(78,385)	(20,084)	(2,925)
Loss from equity method investments	(11,659)	(10,938)	(18,277)	(2,662)	(21,748)	(29,215)	(4,256)

Net (loss) gain	(95,531)	6,582	(99,275)	(14,460)	(60,800)	(92,693)	(13,502)
Net loss (profit) attributable to noncontrolling interest	1,321	(942)	(2,785)	(406)	(570)	(3,727)	(543)

Net (loss) gain attributable to ordinary shareholders	(94,210)	5,640	(102,060)	(14,866)	(61,370)	(96,420)	(14,045)

(Loss) profit per share
Basic	(0.14)	0.01	(0.15)	(0.02)	(0.09)	(0.14)	(0.02)
Diluted	(0.14)	0.01	(0.15)	(0.02)	(0.09)	(0.14)	(0.02)

Shares used in (loss) profit per share computation
Basic*	675,062,068	677,573,837	677,802,980	677,802,980	673,908,526	677,689,041	677,689,041
Diluted*	675,062,068	690,608,562	677,802,980	677,802,980	673,908,526	677,689,041	677,689,041

(Loss) profit per ADS (6 ordinary shares equal to 1 ADS)
Basic	(0.84)	0.06	(0.90)	(0.12)	(0.54)	(0.84)	(0.12)
Diluted	(0.84)	0.06	(0.90)	(0.12)	(0.54)	(0.84)	(0.12)

*	Shares used in (loss) profit per share/ADS computation were computed under weighted average method.

21VIANET GROUP, INC.

RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS

(Amount in thousands of Renminbi (“RMB”) and US dollars (“US$”))

	Three months ended				Six months ended
	June 30, 2018	March 31, 2019	June 30, 2019		June 30, 2018	June 30, 2019
	RMB	RMB	RMB	US$	RMB	RMB	US$
Gross profit	229,433	240,775	228,248	33,248	457,335	469,023	68,321
Plus: depreciation and amortization	134,282	165,421	175,102	25,506	253,844	340,523	49,603
Plus: share-based compensation expenses	293	474	459	67	307	933	136

Adjusted cash gross profit	364,008	406,670	403,809	58,821	711,486	810,479	118,060

Adjusted cash gross margin	43.9%	46.6%	45.5%	45.5%	43.7%	46.1%	46.1%

Operating expenses	(177,937)	(187,478)	(168,214)	(24,503)	(349,400)	(355,692)	(51,812)
Plus: share-based compensation expenses	10,547	16,165	6,932	1,010	17,102	23,097	3,364
Plus: changes in the fair value of contingent purchase consideration payables	5,494	—	—	—	3,210	—	—

Adjusted operating expenses	(161,896)	(171,313)	(161,282)	(23,493)	(329,088)	(332,595)	(48,448)

Operating profit	51,496	53,297	60,034	8,745	107,935	113,331	16,509
Plus: depreciation and amortization	153,313	183,532	193,302	28,158	288,603	376,834	54,892
Plus: share-based compensation expenses	10,840	16,639	7,391	1,077	17,409	24,030	3,500
Plus: changes in the fair value of contingent purchase consideration payables	5,494	—	—	—	3,210	—	—

Adjusted EBITDA	221,143	253,468	260,727	37,980	417,157	514,195	74,901

Adjusted EBITDA margin	26.7%	29.1%	29.4%	29.4%	25.6%	29.2%	29.2%

21VIANET GROUP, INC.

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

(Amount in thousands of Renminbi (“RMB”) and US dollars (“US$”))

	Three months ended
	June 30, 2018	March 31, 2019	June 30, 2019
	RMB	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES
Net (loss) profit	(95,531)	6,582	(99,275)	(14,460)
Adjustments to reconcile net (loss) profit to net cash generated from operating activities:
Depreciation and amortization	153,313	183,532	193,302	28,158
Stock-based compensation expenses	10,840	16,639	7,391	1,077
Others	93,201	(31,628)	69,061	10,060
Changes in operating assets and liabilities
Accounts and notes receivable	(29,540)	(29,603)	(119,144)	(17,355)
Prepaid expenses and other current assets	(14,088)	(197,574)	(50,381)	(7,339)
Accounts and notes payable	(4,819)	(11,580)	14,644	2,133
Accrued expenses and other payables	25,971	(9,582)	9,996	1,456
Deferred revenue	6,217	(13,812)	936	136
Advances from customers	(1,698)	97,028	125,227	18,241
Others	(32,468)	22,435	(24,647)	(3,590)
Net cash generated from operating activities	111,398	32,437	127,110	18,517

CASH FLOWS FROM INVESTING ACTIVITIES
Purchases of property and equipment	(91,256)	(133,470)	(208,520)	(30,374)
Purchases of intangible assets	(3,756)	(4,328)	(6,990)	(1,018)
Payments for investments	(39,098)	(62,022)	(127,148)	(18,521)
Proceeds from other investing activities	357,302	84,367	11,575	1,686
Net cash generated from (used in) investing activities	223,192	(115,453)	(331,083)	(48,227)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from short-term bank borrowings	—	30,000	—	—
Repayment of long-term bank borrowings	(27,953)	—	(27,779)	(4,046)
Repayment of short-term bank borrowings	—	(50,000)	—	—
Payments for capital lease	(95,183)	(92,537)	(66,316)	(9,660)
Repurchase of 2020 Notes	—	—	(1,021,539)	(148,804)
Proceeds from issuance of 2021 Notes	—	—	2,012,084	293,093
Payment of issuance cost of 2021 Notes	—	—	(35,427)	(5,161)
Payments for other financing activities	38,801	(55,474)	(3,542)	(516)
Net cash (used in) generated from financing activities	(84,335)	(168,011)	857,481	124,906

Effect of foreign exchange rate changes on cash, cash equivalents and restricted cash	80,660	(34,488)	56,386	8,214
Net increase (decrease) in cash, cash equivalents and restricted cash	330,915	(285,515)	709,894	103,410
Cash, cash equivalents and restricted cash at beginning of period	2,108,237	2,661,021	2,375,506	346,031

Cash, cash equivalents and restricted cash at end of period	2,439,152	2,375,506	3,085,400	449,441